FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 8/4/2020

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26, Boulevard Royal - 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing second quarter and first half 2020 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio    By: /s/ Máximo Vedoya
Name: Pablo Brizzio    Name: Máximo Vedoya
Title: Chief Financial Officer   Title: Chief Executive Officer

Dated: August 4, 2020

Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com

Ternium Announces Second Quarter and First Half 2020 Results

Luxembourg, August 4, 2020 – Ternium S.A. (NYSE: TX) today announced its results for the second quarter and first half ended June 30, 2020.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated condensed interim financial statements prepared in accordance with IAS 34 “Interim financial reporting” (IFRS) and presented in US dollars ($) and metric tons.

Summary of Second Quarter 2020 Results

	2Q2020	1Q2020		2Q2019[1]

Steel Shipments (tons)	2,449,000	2,998,000	-18%	3,333,000	-27%
Iron Ore Shipments (tons)	991,000	993,000	0%	835,000	19%
Net Sales ($ million)	1,745.8	2,271.4	-23%	2,757.3	-37%
Operating Income ($ million)	65.6	135.7	-52%	236.4	-72%
EBITDA[2] ($ million)	223.9	302.1	-26%	404.6	-45%
EBITDA Margin (% of net sales)	13%	13%		15%
EBITDA per Ton[3] ($)	91.4	100.8		121.4
Financial Result, Net ($ million)	(14.6)	106.2		(7.1)
Income Tax Result ($ million)	12.3	(267.3)		(46.5)
Net Result ($ million)	43.6	(19.4)		203.2
Equity Holders' Net Result ($ million)	44.0	(11.6)		180.2
Earnings (Losses) per ADS[4] ($)	0.22	(0.06)		0.92

•EBITDA of $223.9 million on steel shipments of 2.4 million tons, with EBITDA margin of 13% and EBITDA per ton of $91.4.
•Equity holders' net income of $44.0 million, equivalent to earnings per ADS of $0.22.
•Net cash provided by operating activities of $503.7 million, including a working capital decrease of $305.8 million, as Ternium implemented several measures to adjust its operations to the reduction in sales.
•Capital expenditures of $110.8 million, a 57% sequential decrease reflecting the company's decision to slow or postpone several projects across its facilities.
•Free cash flow5 of $392.8 million.
•Net debt position6 of $917.4 million at the end of June 2020, down from $1.3 billion at the end of March 2020, with net debt to last twelve months EBITDA ratio of 0.8 times.

Ternium’s steel shipments in the second quarter 2020 were 2.4 million tons, decreasing 27% over the same period in 2019 and 18% on a sequential basis as Ternium's markets were deeply affected by the COVID-19 pandemic. In Mexico, the company's main steel market, shipments were 1.2 million tons, decreasing 25% over the same period in 2019 and 29% on a sequential basis. The country's auto industry and construction sector gradually restarted activity following an almost complete stoppage of operations in April 2020. Other export-led manufacturing industries are currently approaching normal levels of capacity utilization.

In the Southern Region, Ternium’s shipments were 343,800 tons in the second quarter 2020, a decrease of 32% compared to the same period in 2019 and of 9% on a sequential basis. In Argentina, the company reduced its activity following the imposition of a mandatory lockdown in March 2020, and it is currently increasing production rates under strict sanitary protocols, as restrictions to mobility are gradually being lifted in several parts of the country.

In the Other Markets region, Ternium's finished steel shipments decreased year-over-year and sequentially in the second quarter 2020 mainly reflecting reduced activity in Colombia following the imposition of a mandatory lockdown in March 2020, while shipments in the US and Central America remained stable. During the second quarter 2020, Ternium's slab facility in Brazil reduced its operations to minimum utilization rates, resulting in a sequential decrease in the volume of slabs shipped to other Ternium's mills and relatively stable slab shipments to third parties.

The company’s EBITDA per ton decreased $9 sequentially to $91 in the second quarter, mainly reflecting lower steel prices in Ternium's main steel markets, partially offset by lower operating cost per ton.

Summary of First Half 2020 Results

	1H2020	1H2019[1]

Steel Shipments (tons)	5,447,000	6,537,000	-17%
Iron Ore Shipments (tons)	1,985,000	1,755,000	13%
Net Sales ($ million)	4,017.1	5,493.1	-27%
Operating Income ($ million)	201.3	543.7	-63%
EBITDA[7] ($ million)	526.0	874.6	-40%
EBITDA Margin (% of net sales)	13%	16%
EBITDA per Ton ($)	96.6	133.8
Financial Result, Net ($ million)	91.5	(34.0)
Income Tax Result ($ million)	(255.0)	(116.7)
Net Result ($ million)	24.2	428.2
Equity Holders' Net Result ($ million)	32.5	398.5
Earnings per ADS ($)	0.17	2.03

•EBITDA of $526.0 million on steel shipments of 5.4 million tons, with EBITDA margin of 13% and EBITDA per ton of $97.
•Equity holders' net income of $32.5 million, equivalent to earnings per ADS of $0.17, negatively affected by a non-cash deferred tax loss of $0.85 per ADS as a result of a 18% depreciation of the Mexican peso in the period.
•Net cash provided by operating activities of $946.4 million including a working capital decrease of $487.6 million.
•Free cash flow8 of $578.0 million after capital expenditures of $368.4 million, with a current full year capital expenditure target of approximately $600 million.

Ternium’s steel shipments in the first half 2020 were 5.4 million tons, decreasing 17% over the same period in 2019. Year-over year decreases in shipments were 10% in Mexico, 24% in the Southern Region and 23% in the Other Markets region, mainly related to the recession induced by the COVID-19 outbreak.

EBITDA per ton decreased $37 year-over-year to $97, mainly reflecting lower steel prices partially offset by lower slab, raw material, energy, maintenance, services and labor costs.

The company’s net earnings in the first half 2020 were $32.5 million, including a $91.5 million net financial result gain, mainly due to the Mexican peso and Brazilian real depreciation of 18% and a 26%, respectively, against the US dollar, and a $166.0 million non-cash deferred tax loss due to the depreciation of the Mexican peso against the U.S. dollar in the period.

COVID-19 Update

While the COVID-19 pandemic continues to impact economic activity worldwide, Ternium’s shipments in all of its markets are gradually recovering as local lockdowns and operating restrictions continue to relax. The company’s facilities in Mexico are approaching normal production rates, and its blast furnaces in Brazil and Argentina have meaningfully increased production from the minimum technical levels reached during the second quarter due to the outbreak-induced reduction in steel demand.

Ternium continues to operate all facilities under strict sanitary protocols, which include daily temperature checks for all on-site workers and prompt testing of all individuals showing symptoms along with their close contacts to ensure proactive contagion prevention. The company has also conducted an extensive communications program across its facilities to promote health and wellness protocols at both work and home.

Despite all of the markets in which Ternium operates are showing signs of improvement, uncertainty persists regarding the extent and timing of the future spread of COVID-19 as well as the future imposition or relaxation of protective measures. To align its business with the current operating environment, Ternium took several measures during the second quarter of 2020 to increase liquidity and strengthen its financial position. Net cash provided by operating activities reached $503.7 million in the quarter, including a $305.8 million working capital release, and capital expenditures decreased significantly to $110.8 million. Consequently, net debt as of June 30, 2020 decreased by $367.3 million to $917.4 million, equivalent to a net debt to last twelve months EBITDA ratio of 0.8x.

Outlook

Ternium expects EBITDA in the third quarter 2020 to be in line with EBITDA in the second quarter, with higher steel shipments and slightly lower margin mainly due to softer prices in the North American market. The company anticipates a shipment increase in key markets during the third quarter 2020, partially offset by lower slab sales to third parties.

While steel market disruptions in Mexico related to COVID-19 significantly affected Ternium’s shipments in the second quarter 2020, with a 29% sequential decrease, the easing of operating restrictions in the country is enabling a gradual return of activity in the auto industry, as well as in other export-led manufacturing industries, including household appliances and lighting. Coupled with an improvement in the company’s market share, this return to activity should support a shipment recovery in Mexico during the third quarter 2020.

In Brazil, increased production rates in Ternium’s slab facility in the third quarter 2020 should facilitate a higher level of integration with the company’s industrial system. Further, improvements in economic activity in the country are driving a recovery in the local steel industry’s slab demand.

In the Argentine market, following record-low shipments in the second quarter 2020, Ternium expects a sequential volume increase primarily driven by higher activity levels in construction, the agribusiness sector and the canning and white goods industries, as restrictions in many parts of the country are gradually being relaxed.

Analysis of Second Quarter 2020 Results

Net sales in the second quarter 2020 were $1.7 billion, 37% lower than net sales in the second quarter 2019. The following table outlines Ternium’s consolidated net sales for the second quarter 2020 and the second quarter 2019:

	Net Sales (million $)			Shipments (thousand tons)			Revenue/ton ($/ton)
	2Q2020	2Q2019	Dif.	2Q2020	2Q2019	Dif.	2Q2020	2Q2019	Dif.
Mexico	851.5	1,368.7	-38%	1,174.6	1,569.3	-25%	725	872	-17%
Southern Region	292.8	432.1	-32%	343.8	507.8	-32%	852	851	0%
Other Markets	546.4	870.8	-37%	930.7	1,255.7	-26%	587	693	-15%

Total steel products	1,690.7	2,671.6	-37%	2,449.1	3,332.7	-27%	690	802	-14%
Other products[1]	42.5	85.6	-50%

Steel segment	1,733.2	2,757.3	-37%

Mining segment	98.7	76.8	29%	991.4	835.1	19%	100	92	9%

Intersegment eliminations	(86.1)	(76.8)

Net sales	1,745.8	2,757.3	-37%
[1] The item "Other products" primarily includes Ternium Brasil’s and Ternium México’s electricity sales.

Cost of sales was $1.5 billion in the second quarter 2020, a decrease of $768.9 million compared to the second quarter 2019. This was principally due to a $654.8 million, or 36%, decrease in raw material and consumables used, mainly reflecting a 27% decrease in steel shipment volumes and lower purchased slabs, raw material and energy costs; and to a $114.0 million decrease in other costs, mainly including a $54.7 million decrease in maintenance expenses, a $45.7 million decrease in labor costs and a $16.3 decrease in services and fees.

Selling, General & Administrative (SG&A) expenses in the second quarter 2020 were $171.5 million, or 10% of net sales, a decrease of $72.2 million compared to SG&A expenses in the second quarter 2019 mainly due to a $23.8 million decrease in freight and transportation expenses, a $14.8 million decrease in labor costs, a $13.8 million decrease in amortization of intangible assets, a $12.1 million decrease in taxes and a $6.3 million decrease in services and fees.

Operating income in the second quarter 2020 was $65.6 million, or 4% of net sales, compared to operating income of $236.4 million, or 9% of net sales in the second quarter 2019. The following table outlines Ternium’s operating income by segment for the second quarter 2020 and second quarter 2019:

	Steel segment		Mining segment		Intersegment eliminations		Total
$ million	2Q2020	2Q2019	2Q2020	2Q2019	2Q2020	2Q2019	2Q2020	2Q2019
Net Sales	1,733.2	2,757.3	98.7	76.8	(86.1)	(76.8)	1,745.8	2,757.3
Cost of sales	(1,528.0)	(2,289.0)	(68.2)	(63.0)	87.4	74.4	(1,508.8)	(2,277.7)
SG&A expenses	(165.5)	(239.6)	(6.0)	(4.0)	—	—	(171.5)	(243.6)
Other operating income (loss), net	1.0	0.4	(0.9)	0.0	—	—	0.1	0.4
Operating income	40.7	229.1	23.6	9.8	1.3	(2.4)	65.6	236.4

EBITDA	187.1	390.0	35.5	17.0	1.3	(2.4)	223.9	404.6

Net financial results were a $14.6 million loss in the second quarter 2020, compared to a $7.1 million loss in the second quarter 2019. During the second quarter 2020, Ternium’s net financial interest results totaled a loss of $6.5 million, compared to a loss of $14.9 million in the second quarter 2019 mainly reflecting lower average indebtedness.

Net foreign exchange results in the second quarter 2020 were a loss of $8.8 million. In the period, the Mexican peso appreciated 2% against the US dollar, resulting in a negative impact in Ternium's Mexican subsidiaries’ net short local currency position.

Equity in results of non-consolidated companies was a loss of $19.7 million in the second quarter 2020, compared to a gain of $20.3 million in the second quarter 2019 mainly due to negative results from Ternium's investment in Usiminas.

Income tax in the second quarter 2020 was a gain of $12.3 million compared to a loss of $46.5 million in the second quarter 2019. Income tax in the second quarter 2020 included a $23.4 million non-cash gain on deferred taxes due to the appreciation of the Mexican peso against the U.S. dollar, which reduces, in U.S. dollar terms, the tax base used to calculate deferred taxes at our Mexican subsidiaries (which have the U.S dollar as their functional currency).

Analysis of First Half 2020 Results

Net sales in the first half 2020 were $4.0 billion, 27% lower than net sales in the first half 2019. The following table outlines Ternium’s consolidated net sales for the first half 2020 and the first half 2019:

	Net Sales (million $)			Shipments (thousand tons)			Revenue/ton ($/ton)
	1H2020	1H2019	Dif.	1H2020	1H2019	Dif.	1H2020	1H2019	Dif.
Mexico	2,120.4	2,794.6	-24%	2,824.1	3,132.7	-10%	751	892	-16%
Southern Region	633.6	816.7	-22%	723.3	950.0	-24%	876	860	2%
Other Markets	1,146.6	1,721.5	-33%	1,899.6	2,454.5	-23%	604	701	-14%

Total steel products	3,900.6	5,332.7	-27%	5,447.1	6,537.2	-17%	716	816	-12%
Other products[1]	86.7	160.4	-46%

Steel segment	3,987.3	5,493.1	-27%

Mining segment	193.5	152.6	27%	1,984.5	1,755.0	13%	98	87	13%

Intersegment eliminations	(163.7)	(152.6)

Net sales	4,017.1	5,493.1	-27%
[1] The item "Other products" primarily includes Ternium Brasil’s and Ternium México’s electricity sales.

Cost of sales was $3.4 billion in the first half 2020, a decrease of $1.1 billion compared to the first half 2019. This was principally due to a $911.7 million, or 26%, decrease in raw material and consumables used, mainly reflecting a 17% decrease in steel shipment volumes and lower purchased slabs, raw material and energy costs; and to a $151.7 million decrease in other costs, mainly including a $81.5 million decrease in maintenance expenses, a $58.7 million decrease in labor costs and a $20.0 decrease in services and fees.

Selling, General & Administrative (SG&A) expenses in the first half 2020 were $383.0 million, or 10% of net sales, a decrease of $79.6 million compared to SG&A expenses in the first half 2019 mainly due to $21.8 million decrease in freight and transportation expenses, a $17.4 million decrease in labor costs, a $16.1 million decrease in amortization of intangible assets, a $12.4 million decrease in taxes and a $8.9 million decrease in services and fees.

Operating income in the first half 2020 was $201.3 million, or 5% of net sales, compared to operating income of $543.7 million, or 10% of net sales in the first half 2019. The following table outlines Ternium’s operating income by segment for the first half 2020 and first half 2019:

	Steel segment		Mining segment		Intersegment eliminations		Total
$ million	1H2020	1H2019	1H2020	1H2019	1H2020	1H2019	1H2020	1H2019
Net Sales	3,987.3	5,493.1	193.5	152.6	(163.7)	(152.6)	4,017.1	5,493.1
Cost of sales	(3,461.1)	(4,521.9)	(134.8)	(124.6)	166.7	153.8	(3,429.3)	(4,492.7)
SG&A expenses	(372.4)	(455.0)	(10.6)	(7.7)	—	—	(383.0)	(462.7)
Other operating (loss) income, net	(2.8)	6.7	(0.8)	(0.7)	—	—	(3.5)	6.0
Operating income	151.0	522.9	47.3	19.6	3.0	1.2	201.3	543.7

EBITDA	452.5	830.4	70.5	43.0	3.0	1.2	526.0	874.6

Net financial results were a $91.5 million gain in the first half 2020, compared to a $34.0 million loss in the first half 2019. During the first half 2020, Ternium’s net financial interest results totaled a loss of $14.9 million, compared to a loss of $28.8 million in the first half 2019 mainly reflecting lower average indebtedness.

Net foreign exchange results in the first half 2020 were a gain of $100.5 million compare to a loss of $43.1 million in the first half 2019. In the first half 2020, the Mexican peso and the Brazilian real depreciated 18% and 26%, respectively, against the US dollar, resulting in a positive impact in Ternium's Mexican and Brazilian subsidiaries’ net short local currency position.

Equity in results of non-consolidated companies was a loss of $13.6 million in the first half 2020, compared to a gain of $35.2 million in 2019 mainly due to negative results from Ternium's investment in Usiminas.

Income tax expense in the first half 2020 was $255.0 million compared to $116.7 million in the first half 2019. Income tax in the first half 2020 included a $166.0 million non-cash loss on deferred taxes due to the significant devaluation of the Mexican peso against the U.S. dollar, which changes, in U.S. dollar terms, the tax base used to calculate deferred taxes at our Mexican subsidiaries (which have the U.S dollar as their functional currency).

Cash Flow and Liquidity

Net cash provided by operating activities in the first half of 2020 was $946.4 million. Working capital decreased by $487.6 million in the first half of 2020 as a result of a $354.4 million decrease in inventories and an aggregate $215.4 million decrease in trade and other receivables, partially offset by an aggregate $82.3 million net decrease in accounts payable and other liabilities. The inventory value decrease in the first half of 2020 was due to a $191.6 million lower steel volume, a $114.3 million inventory value decrease in raw materials, supplies and other, and a $48.5 million lower cost of steel.

Capital expenditures in the first half of 2020 were $368.4 million, $120.5 million lower than in the first half of 2019 as Ternium has slowed or postponed several projects across its facilities, including its new hot-rolling mill in the company’s Pesquería industrial center in Mexico. The main investments carried out during the first half of 2020 included those made for the new hot-rolling mill, the capacity expansion of the pulverized coal injection system in the company's Rio de Janeiro unit in Brazil, and projects aimed at further improving environmental and safety conditions throughout our main facilities.

In the first half of 2020, Ternium's free cash flow reached $578.0 million and net repayment of borrowings were $99.3 million. As of June 30, 2020, Ternium had a net debt position of $0.9 billion.

Net cash provided by operating activities in the second quarter 2020 was $503.7 million. Working capital decreased by $305.8 million in the second quarter 2020 as a result of an aggregate $282.2 million decrease in trade and other receivables and $279.7 million decrease in inventories, partially offset by an aggregate $256.1 million net decrease in accounts payable and other liabilities. The inventory value decrease in the second quarter 2020 was due to a $213.9 million lower steel volume and a $88.6 million inventory value decrease in raw materials, supplies and other, partially offset by $22.8 million higher cost of steel. In the second quarter 2020, Ternium's free cash flow reached $392.8 million and net repayment of borrowings were $229.2 million.

Conference Call and Webcast

Ternium will host a conference call on August 5, 2020, at 11:00 a.m. ET in which management will discuss second quarter 2020 results. A webcast link will be available in the Investor Center section of the company’s website at www.ternium.com.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is Latin America’s leading flat steel producer, with operating facilities in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America. The company offers a broad range of high value-added steel products for customers active in the automotive, home appliances, HVAC, construction, capital goods, container, food and energy industries through its manufacturing facilities, service center and distribution networks, and advanced customer integration systems. More information about Ternium is available at www.ternium.com.

Notes

1 The functional currency of the balances at December 31, 2019, and cash flows for the year then ended of Ternium's subsidiary Ternium Argentina was the Argentine Peso. Since 2020, the functional currency of Ternium Argentina has changed to the US dollar.
2 EBITDA in the second quarter 2020 equals operating income of $65.6 million adjusted to exclude depreciation and amortization of $158.3 million.
3 Consolidated EBITDA divided by steel shipments.
4 American Depositary Share (ADS). Each represents 10 shares of Ternium’s common stock. Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

5 Free cash flow in the second quarter 2020 equals net cash provided by operating activities of $503.7 million less capital expenditures of $110.8 million.
6 Net debt position at June 30, 2020 equals borrowings of $2.1 billion less cash and cash equivalents plus other investments of $1.2 billion.
7 EBITDA in the first half 2020 equals operating income of $201.3 million adjusted to exclude depreciation and amortization of $324.7 million.
8 Free cash flow in the first half of 2020 equals net cash provided by operating activities of $946.4 million less capital expenditures of $368.4 million.

Consolidated Income Statement

$ million	2Q2020	2Q2019	1H2020	1H2019
	(Unaudited)		(Unaudited)
Net sales	1,745.8	2,757.3	4,017.1	5,493.1
Cost of sales	(1,508.8)	(2,277.7)	(3,429.3)	(4,492.7)
Gross profit	237.0	479.6	587.8	1,000.4
Selling, general and administrative expenses	(171.5)	(243.6)	(383.0)	(462.7)
Other operating income (expense), net	0.1	0.4	(3.5)	6.0
Operating income	65.6	236.4	201.3	543.7

Finance expense	(13.6)	(21.4)	(29.9)	(41.2)
Finance income	7.0	6.5	15.0	12.4
Other financial income (expenses), net	(8.1)	7.8	106.4	(5.2)
Equity in (losses) earnings of non-consolidated companies	(19.7)	20.3	(13.6)	35.2
Profit before income tax expense	31.3	249.7	279.2	544.9
Income tax benefit (expense)	12.3	(46.5)	(255.0)	(116.7)
Profit for the period	43.6	203.2	24.2	428.2

Attributable to:
Owners of the parent	44.0	180.2	32.5	398.5
Non-controlling interest	(0.5)	23.0	(8.2)	29.7
Profit for the period	43.6	203.2	24.2	428.2

Consolidated Statement of Financial Position

$ million	June 30, 2020	December 31, 2019
	(Unaudited)
Property, plant and equipment, net	6,596.7	6,539.6
Intangible assets, net	915.7	943.8
Investments in non-consolidated companies	390.6	513.6
Deferred tax assets	124.1	163.5
Receivables, net	483.1	592.6
Trade receivables, net	0.2	0.9
Other investments	6.3	3.3
Total non-current assets	8,516.7	8,757.3

Receivables, net	177.2	334.7
Derivative financial instruments	7.7	1.2
Inventories, net	1,803.9	2,158.3
Trade receivables, net	723.5	949.7
Other investments	704.1	212.3
Cash and cash equivalents	454.6	520.0
Total current assets	3,870.9	4,176.1

Non-current assets classified as held for sale	2.1	2.1

Total assets	12,389.6	12,935.5

Capital and reserves attributable to the owners of the parent	6,548.3	6,611.7
Non-controlling interest	1,067.7	1,103.2

Total Equity	7,616.0	7,714.9

Provisions	451.5	613.4
Deferred tax liabilities	511.2	403.3
Other liabilities	432.1	507.6
Trade payables	0.9	1.2
Derivative financial instruments	0.5	—
Lease liabilities	262.8	298.2
Borrowings	1,493.8	1,628.9
Total non-current liabilities	3,152.8	3,452.5

Current income tax liabilities	30.6	47.1
Other liabilities	223.3	240.9
Trade payables	738.5	876.8
Derivative financial instruments	0.4	3.0
Lease liabilities	39.6	40.5
Borrowings	588.3	559.8
Total current liabilities	1,620.8	1,768.1

Total liabilities	4,773.6	5,220.7

Total equity and liabilities	12,389.6	12,935.5

Consolidated Statement of Cash Flows

$ million	2Q2020	2Q2019	1H2020	1H2019
	(Unaudited)		(Unaudited)

Profit for the period	43.6	203.2	24.2	428.2

Adjustments for:
Depreciation and amortization	158.3	168.1	324.7	330.9
Equity in losses (earnings) of non-consolidated companies	19.7	(20.3)	13.6	(35.2)
Changes in provisions	0.3	1.7	(0.3)	(2.7)
Net foreign exchange results and others	17.7	21.0	(86.8)	9.2
Interest accruals less payments	2.4	7.9	3.7	4.6
Income tax accruals less payments	(44.2)	(143.0)	179.8	(202.4)
Changes in working capital	305.8	34.4	487.6	216.0

Net cash provided by operating activities	503.7	273.1	946.4	748.6

Capital expenditures	(110.8)	(279.1)	(368.4)	(488.9)
Proceeds from the sale of property, plant & equipment	0.1	0.3	0.2	0.5
Acquisition of non-controlling interest	(6.8)	—	(11.3)	—
Loans to non-consolidated companies	—	—	—	24.5
(Increase) decrease in other Investments	(591.9)	35.2	(494.8)	17.9

Net cash used in investing activities	(709.5)	(243.6)	(874.4)	(446.0)

Dividends paid in cash to company's shareholders	—	(235.6)	—	(235.6)
Dividends paid in cash to non-controlling interest	—	(28.5)	—	(28.5)
Finance Lease Payments	(9.8)	(9.9)	(20.4)	(19.6)
Proceeds from borrowings	28.9	703.2	219.5	869.4
Repayments of borrowings	(258.1)	(143.7)	(318.8)	(353.8)

Net cash (used in) provided by financing activities	(239.1)	285.5	(119.7)	231.8

(Decrease) increase in cash and cash equivalents	(444.9)	315.0	(47.6)	534.3

	Shipments
Thousand tons	2Q2020	2Q2019	1Q2020	1H2020	1H2019

Mexico	1,174.6	1,569.3	1,649.5	2,824.1	3,132.7
Southern Region	343.8	507.8	379.6	723.3	950.0
Other Markets	930.7	1,255.7	968.9	1,899.6	2,454.5
Total steel segment	2,449.1	3,332.7	2,998.0	5,447.1	6,537.2

Total mining segment	991.4	835.1	993.2	1,984.5	1,755.0

	Revenue / ton
$/ton	2Q2020	2Q2019	1Q2020	1H2020	1H2019

Mexico	725	872	769	751	892
Southern Region	852	851	898	876	860
Other Markets	587	693	619	604	701
Total steel segment	690	802	737	716	816

Total mining segment	100	92	95	98	87

	Net Sales
$ million	2Q2020	2Q2019	1Q2020	1H2020	1H2019

Mexico	851.5	1,368.7	1,268.9	2,120.4	2,794.6
Southern Region	292.8	432.1	340.8	633.6	816.7
Other Markets	546.4	870.8	600.2	1,146.6	1,721.5
Total steel products	1,690.7	2,671.6	2,209.9	3,900.6	5,332.7
Other products[1]	42.5	85.6	44.2	86.7	160.4
Total steel segment	1,733.2	2,757.3	2,254.1	3,987.3	5,493.1

Total mining segment	98.7	76.8	94.8	193.5	152.6

Total steel and mining segments	1,831.9	2,834.1	2,348.9	4,180.8	5,645.7

Intersegment eliminations	(86.1)	(76.8)	(77.6)	(163.7)	(152.6)

Total net sales	1,745.8	2,757.3	2,271.4	4,017.1	5,493.1
1 The item “Other products” primarily includes Ternium Brasil’s and Ternium México’s electricity sales.